UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period _______________ to _______________
Commission file number: 000-52099

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Yadkin Valley Bank & Trust Company 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Yadkin Valley Financial Corporation, 209 North Bridge Street, Elkin, North Carolina 28621-3404
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:
Statements of net assets available for benefits December 31, 2009 and 2008
Statement of changes in net assets available for benefits, year ended December 31, 2009
Notes to financial statements

YADKIN VALLEY BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Participants of Yadkin Valley Bank & Trust Company
     401(k) Profit Sharing Plan and
Board of Directors of Yadkin Valley Financial Corporation
Elkin, North Carolina
We have audited the accompanying statements of net assets available for benefits of the Yadkin Valley Bank & Trust Company 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Yadkin Valley Bank & Trust Company 401(k) Profit Sharing Plan as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
Charlotte, North Carolina
June 29, 2010

YADKIN VALLEY BANK & TRUST COMPANY 401(K) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	December 31,
	2009	2008
ASSETS

Investments, at fair value
Unitized common stock fund	$172,691	$—
Mutual funds	1,169,320	5,158,750
Common collective funds	13,410,107	4,128,152
Participant loans	392,813	204,868

TOTAL INVESTMENTS	15,144,931	9,491,770

Receivables
Employee contributions	54,816	—
Employer contributions	30,305	—
Broker receivables	9,280	—

TOTAL RECEIVABLES	94,401	—

Cash	4,261	—

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	15,243,593	9,491,770

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(77,414)	113,208

NET ASSETS AVAILABLE FOR BENEFITS AT CONTRACT VALUE	$15,166,179	$9,604,978

See accompanying notes	Page 2

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2009

ADDITIONS
INVESTMENT INCOME
Net apppreciation in fair value of investments	$1,642,332
Interest and dividend income	80,474
Interest on participant loans	10,923

1,733,729

CONTRIBUTIONS
Employer	541,578
Employee	1,358,555
Rollovers	115,476

2,015,609

TOTAL ADDITIONS	3,749,338

DEDUCTIONS
Benefits paid to participants	625,622
Administrative expenses	55,568

TOTAL DEDUCTIONS	681,190

NET INCREASE	3,068,148

Transfers into Plan	2,493,053

TOTAL INCREASE	5,561,201

NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR	9,604,978

END OF YEAR	$15,166,179

See accompanying notes	Page 3

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and for the year ended December 31, 2009
NOTE A – PLAN DESCRIPTION
The following description of the Yadkin Valley Bank & Trust Company 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering the employees of Yadkin Valley Bank & Trust Company (the “Company”) as well as the employees of the Company’s 100% owned subsidiary Sidus Financial, LLC. Employees are eligible to enter the Plan on January 1, April 1, July 1 or October 1, on or after the date the employee has completed nine months of service and is age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
On January 1, 2009, the Plan changed its third party administrator and trustee from Fidelity to Pentegra Retirement Services (“Pentegra”) and Reliance Trust Company (“Reliance”). The investment options offered by Pentegra consist of mutual funds and common collective trust funds that provide a range of investment opportunities and strategies. In addition, participants can invest in shares of a unitized common stock fund, which purchases shares of Yadkin Valley Financial Corporation common stock and other short-term investments.
On the beginning of business on March 31, 2008, Yadkin Valley Financial Corporation, Inc. acquired Cardinal State Bank (“Cardinal”). Cardinal became a wholly-owned division of Yadkin Valley Bank and Trust Company operating under its current name and employees of Cardinal were allowed to enter the Plan as of the date of merger. Employees of Cardinal who previously participated in a multiple employer plan were allowed to make an election to transfer assets from that multiple employer plan to the Plan on January 9, 2009.
On the beginning of business on April 17, 2009, Yadkin Valley Financial Corporation, Inc. acquired American Community Bancshares, Inc. (“American Community”). American Community became a wholly-owned division of Yadkin Valley Bank and Trust Company operating under its current name and the American Community Bank 401(k) Profit Sharing Plan (“American Community Plan”) was merged into the Plan on April 17, 2009. All investments and participant loans were transferred from the American Community Plan into the Plan on August 5, 2009.
Contributions
Participants can contribute up to the lesser of 60% of pretax annual compensation or the current statutory limit, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.
Participants may direct the investment of their contributions into mutual funds or a common collective trust fund. As of December 31, 2009, the Plan offers twenty-three (23) investment options.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and for the year ended December 31, 2009
NOTE A – PLAN DESCRIPTION (Continued)
The Company’s matching contributions are determined on an annual basis. For the year ended December 31, 2009, the Company matched 50% of the first 6% of base compensation that a participant contributes to the Plan. The Plan also provides for discretionary employer contributions.
The Plan made no discretionary contributions for the year ended December 31, 2009. Contributions are subject to certain Internal Revenue Code limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings (losses) and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants vest in the Company’s contribution portion of their accounts plus actual earnings thereon after five years of credited service according to the following schedule:
Vesting

	Years of service
	Less than 1	1	2	3	4	5 or more

Percent vested	0%	20%	40%	60%	80%	100%
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of one-half the vested account balance or $50,000 reduced by the highest outstanding loan balance in the account during the prior twelve month period. The loans are secured by the balance in the participant account and bear interest at rates ranging from 4.25 to 6.50%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless used to purchase a principal place of residence in which case the loan repayment period may not extend beyond ten years from the date of the loan.
Payment of Benefits
On termination of service due to death, disability, retirement, or other terminations of employment, a participant or, in the case of death, the participant’s beneficiary, may elect to receive either a single lump-sum payment equal to the value of the participant’s vested interest in his or her account or a guaranteed lifetime retirement annuity.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and for the year ended December 31, 2009
NOTE A – PLAN DESCRIPTION (Continued)
Administrative Expenses
Substantially all administrative expenses of the Plan are paid by the Company, as provided in the plan document. Administrative expenses charged by the Plan’s third party administrator, Pentegra, and trustee, Reliance, to individual participants for distributions, loan originations, and account withdrawals are paid by the Plan.
NOTE B – SIGNIFICANT ACCOUNTING POLICIES
Forfeited Accounts
Forfeited balances of participants’ nonvested accounts are applied to reduce the Company’s matching contribution. At December 31, 2009 and 2008, there were $24,912 and $17,244, respectively, of forfeited nonvested accounts that had not yet been utilized. Forfeitures are used to offset Employer contributions.
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments in temporary investments and corporate stocks were carried at fair value as determined by quoted market prices. Shares of mutual funds were valued at the net asset value of shares held by the Plan at the end of the period. For investments in common collective funds, fair value represented the Plan’s proportionate share of the total fair value of the securities in the common collective funds. Participant loans were secured and were valued at cost plus accrued interest, which approximated fair value.
The fair value of the Plan’s interest in a stable value common collective trust fund was based upon the fair value of the fund’s underlying managed group annuity contract, as reported by the insurance company issuer of the contract. The fully benefit responsive stable value fund was valued at contract value as estimated by the administrator of the fund. As described above, the investment contracts held by a defined contribution plan were required to be reported at fair value. However, contract value was the relevant measurement attribute for that portion of the net assets available for benefits for a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value was the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presented the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and for the year ended December 31, 2009
NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are reported when paid.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and for the year ended December 31, 2009
NOTE C — INVESTMENTS
The Plan’s investments are held by the trustee. The following presents the fair values of investments that represent 5% or more of the Plan’s net assets.

	2009	2008
Mutual Funds
Fidelity Advisor International Growth Fund	$—	$499,393
Fidelity Advisor Equity Growth Fund Class A	—	778,029
Fidelity Advisor Equity Income Fund Class A	—	884,346
Janus Advisor International Growth Fund	983,274	—
Common Collective Trust Funds
Fidelity Advisor Stable Value Portfolio I	—	4,128,152
SSGA Pentegra Stable Value Fund	4,751,321
S&P 500 Growth Stock Fund	1,153,741	—
S&P 500 Value Stock Fund	1,232,867	—
S&P Midcap Stock Fund	1,088,370	—
Growth and Income Asset Allocation Fund	786,210	—
During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Unitized stock fund	$(122,060)
Mutual funds	385,925
Common collective trust funds	1,378,467

$1,642,332

NOTE D — FAIR VALUE MEASUREMENTS
The Fair Value Measurements standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and for the year ended December 31, 2009
NOTE D — FAIR VALUE MEASUREMENTS (Continued)
The topic describes three levels of inputs that may be used to measure fair value:
Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;
Level 2 — Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and
Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in valuation techniques for the year ended December 31, 2009. Valuation techniques are consistent with techniques used in prior periods.
Common Stocks
These investments are held in a unitized common stock fund, which consists of the Company’s common stock and other short-term investments. The investments are classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are trade on active markets.
Mutual Funds
These investments were public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV was based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV was a quoted price in an active market and classified within level 1 of the valuation hierarchy.
Common Collective Trust Funds
These investments were public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV was based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV was classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are trade on active markets.
Cash and Temporary Investments (Money Market Funds)
These investments were public investment vehicles valued using $1 for the NAV. The money market funds were classified within level 2 of the valuation hierarchy.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and for the year ended December 31, 2009
NOTE D — FAIR VALUE MEASUREMENTS (Continued)
Participant Loans
Loans to participants were valued at amortized cost, which approximates fair value and were classified within level 3 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Below are the Plan’s financial instruments carried at fair value on a recurring basis as of December 31, 2009 and 2008 by the fair value hierarchy levels described in Note B.

		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Yadkin Valley Bank unitized stock fund	172,691	—	172,691	—
Mutual funds:
International funds	983,274	983,274	—	—
Fixed Income funds	186,046	186,046
Common collective trust funds:
Stable value fund	4,751,321	—	4,751,321	—
Equity funds	4,718,582	—	4,718,582	—
Fixed income funds	1,306,754	—	1,306,754	—
Blended funds	1,524,508	—	1,524,508	—
Growth and income funds	872,318	—	872,318	—
International funds	236,624	—	236,624	—
Participant loans	392,813	—	—	392,813

Total assets	$15,144,931	$1,169,320	$13,582,798	$392,813

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and for the year ended December 31, 2009
NOTE D — FAIR VALUE MEASUREMENTS (Continued)

		Quoted Prices in
		Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Mutual funds	5,158,750	5,158,750	—	—
Common collective trust funds	4,128,152	—	4,128,152	—
Participant loans	204,868	—	—	204,868

Total assets	$9,491,770	$5,158,750	$4,128,152	$204,868

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Description	Participant Loans
Balance at December 31, 2008	$204,868
Interest income	10,923
Loans and repayments, including interest, net	67,401
Transfers into the Plan	109,621

Balance at December 31, 2009	$392,813

NOTE E — INCOME TAX STATUS
The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable requirement of the Internal Revenue Code (the “IRC”). The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing, which is sponsored by Pentegra Retirement Services, Inc. The IRS has determined and informed Pentegra by a letter dated September 30, 2008 that the prototype Plan document was designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and for the year ended December 31, 2009
NOTE F — RELATED-PARTY TRANSACTIONS
Certain plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Pentegra. Pentegra is the third party administrator of the Plan and, therefore, transactions with Pentegra qualify as party-in-interest transactions. Administrative fees of $55,568 were paid to Pentegra during the year ended December 31, 2009.
As of December 31, 2009, the Plan has invested in 44,826 shares of common stock of Yadkin Valley Financial Corporation (YAVY) with a fair value of $164,063. The shares of the unitized common stock fund, which purchases shares of Yadkin Valley Financial Corporation common stock are owned by the Plan. Certain plan investments include cash accounts of the trustee and therefore qualify as party-in-interest.
NOTE G — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2009 and 2008.

	2009	2008
Net assets available for benefits per the financial statements	$15,166,179	$9,604,978
Contributions receivable	(85,121)	—

Net assets available for benefits per Form 5500	$15,081,058	$9,604,978

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2009:

Contributions per the financial statements	$2,015,609
Contributions receivable at December 31, 2009	(85,121)

Contributions per Form 5500	$1,930,488

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and for the year ended December 31, 2009
NOTE G — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)
The following is a reconciliation of net increase per the financial statements to the Form 5500 for the year ended December 31, 2009:

Net increase in net assets available for benefits per the financial statements	$3,068,148

2009 contributions receivable	(85,121)
2009 contract to fair market value adjustment	—

Net income per Form 5500	$2,983,027

The Form 5500 is prepared on the cash basis of accounting which is different from the accrual basis the Plan uses to prepare its financial statements. In 2009, the Form 5500 was prepared using the contract value for the stable value fund and at fair value for all other investments. The financial statements are presented at contract value for investments as described in Note B.

SUPPLEMENTAL SCHEDULE

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan Number 001 Employer Identification Number 56-2073258
December 31, 2009

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date, Rate		(e)
	Borrower, Lessor or	of Interest, Collateral, Par	(d)	Current
(a)	Similar Party	or Maturity Value	Cost**	Value
*	Corporate stocks
	Yadkin Valley Bank unitized stock fund	Common Stock		172,691

	Common collective funds
	SSGA Pentegra Stable Value Fund	Common collective trust fund, at contract value		4,673,907
	Aggregate Bond Index Fund	Common collective trust fund		657,732
	SSGA Government Short Term Investment Fund	Common collective trust fund		108,321
	Growth Asset Allocation Fund	Common collective trust fund		34,910
	Growth and Income Asset Allocation Fund	Common collective trust fund		786,210
	Income Plus Asset Allocation Fund	Common collective trust fund		51,199
	International Stock Fund	Common collective trust fund		236,624
	Long Treasury Index Fund	Common collective trust fund		135,526
	NASDAQ 100 Stock Fund	Common collective trust fund		268,809
	Russell 2000 Stock Fund	Common collective trust fund		247,931
	S&P 500 Growth Stock Fund	Common collective trust fund		1,153,741
	S&P 500 Stock Fund	Common collective trust fund		683,141
	S&P 500 Value Stock Fund	Common collective trust fund		1,232,867
	S&P Midcap Stock Fund	Common collective trust fund		1,088,370
	Short Term Investment Fund	Common collective trust fund		405,174
	SSGA Target Retirement 2015 Series Fund- Class A	Common collective trust fund		117,716
	SSGA Target Retirement 2025 Series Fund- Class A	Common collective trust fund		638,741
	SSGA Target Retirement 2035 Series Fund- Class A	Common collective trust fund		415,069
	SSGA Target Retirement 2045 Series Fund- Class A	Common collective trust fund		352,982
	US REIT Index Fund	Common collective trust fund		43,723

				13,332,693

	Mutual funds
	Janus Adviser International Growth Fund	Mutual Fund		983,274
	Fidelity Advisor High Income Advantage Fund	Mutual Fund		186,046

				1,169,320

***	Participant loans	4.25 - 6.50% due 2010-2015	—	392,813

				$15,067,517

*	Party-in-Interest to the Plan.

**	Cost omitted for participant directed investments

***	Loan defaults in the amount of $40,341 are considered non-reportable transactions on Form 5500.
Loans are reported above net of loan defaults.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
YADKIN VALLEY BANK AND TRUST COMPANY
401(k) PROFIT SHARING PLAN

By: YADKIN VALLEY FINANCIAL CORPORATION
Date: June 29, 2010	By:	/s/ Jan H. Hollar
Jan H. Hollar
Chief Financial Officer and Executive Vice President

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm